December 6, 2024

Bruno Ramos de Sousa
Director of the Sponsor
Hashdex Nasdaq Crypto Index US ETF
Ataulfo de Paiva, no 1120, Store A
Leblon- Rio de Janeiro

       Re: Hashdex Nasdaq Crypto Index US ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 25, 2024
           File No. 333-280990
Dear Bruno Ramos de Sousa:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Risk Factors
The Trust's Operating Risks, page 36

1. To the extent material, please include risk factor disclosure that addresses the risks related to your Crypto Custodians and the Prime Execution Agent acting in the same capacity for several competing products.
 December 6, 2024
Page 2
Business of the Trust
The Trust's Benchmark, page 65

2. We note your revised disclosure on page 66. Please revise for consistency your disclosure on page 65 indicating that "there are no crypto assets other than bitcoin and ether that are eligible for inclusion in the Index based on whether they serve as an underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform." Please also disclose whether Nasdaq or the NCIOC has explained why avalanche, chainlink and litecoin are not included in the Index in spite of meeting the eligibility criteria, and if so, describe the reasons.
Coinbase PBA, page 74

3. We note your disclosure on page 41 that the Coinbase PBA has been agreed in principle and "upon execution will reflect the disclosed terms" and your discussion of the terms of the Coinbase PBA starting on page 74. Please confirm that upon execution of the Coinbase PBA, it will be filed as an exhibit to the registration statement in a pre-effective amendment, and the material terms of the agreement will be disclosed in more detail, including but not limited to:
           Whether customer assets are held in segregated accounts and not commingled;
           Quantification of the limitations on liability of Coinbase Custody; The geographic location of the private keys;
           The amount of coverage provided by Coinbase Custody's insurance policy and any coverage limitations;
           More detailed information about how Coinbase, Inc. will be compensated under the Master Trading Agreement;
           More detailed information about who will be responsible for fees associated with crypto transactions; and
           Whether there are any limits on the percentage or amount of Trust's assets that may be held at the Prime Execution Agent at any point in time.
The Trust's Service Providers, page 90

4.     Refer comment 37 of our letter dated August 20, 2024. Please revise to:
           Identify any Crypto Trading Counterparties with whom the Sponsor has entered into an agreement;
           Describe the approval process of Crypto Trading Counterparties, including any specific criteria for engagement as a Crypto Trading Counterparty, such as whether the Crypto Trading Counterparty may be an affiliate of the Trust and/or
          Sponsor; and
           Disclose the material terms of any agreement you have with Crypto Trading
          Counterparties, including whether and to what extent there will be any contractual obligations on the part of the Crypto Trading Counterparties to participate in cash orders for creations or redemptions.
 December 6, 2024
Page 3

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or J. Nolan McWilliams at 202-551-3217
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Adam T. Teufel